TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
EXHIBIT 99.8
News Release
Communiqué de Pressee
Total Serves the Development of a New French SME in China
through Its Local Business Support Program
Paris, November 14: Today in Shanghai, Total joins the French Chamber of Commerce and Industry in China (CCIFC) in announcing the winner of the 2008 Excellence Award for SMEs in China (Prix PME-Chine). The award recognizes the boldness, professionalism and perseverance of a French SME that has successfully launched a sustainable business in the country.
Total is sponsoring the event and will host a VIE* co-op placement participant or an intern to support a development project. This is just one of several methods that Total has adopted to help drive economic growth in its host regions.
In China, Total has already hosted 24 VIE co-op placement participants and 16 interns from French SMEs. Similarly, Total also offers support to Chinese SMEs planning to set up business in France.
These initiatives are the backbone of the local business support program that Total created to help SMEs start up or expand in its host countries or regions. Since the creation of the program 30 years ago, Total has helped more than 3,000 SMEs worldwide by providing them with technological, financial and international development assistance. Today, in addition to initiatives in France, the local business support program actively backs SMEs in Angola, Belgium, Cambodia and the Congo, and has projects underway in Yemen, Syria, Germany and Italy.

*	Volunteer for International Experience
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com